SUZANO

Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

[redacted]

File n°. 82-3550

Annex A to Letter to the SEC
Dated October 15, 2002, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Summary of the Minutes of the Board of Directors Meeting
Date : April 11, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Summary of the Minutes of the Board of Officers Meeting
Date : April 11, 2002
Entity requiring item: The Corporations Law.

Title: Summary of the Minutes of the Audit Committee Meeting
Date : April 11, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Call Notice of the Ordinary and Extraordinary General Meetings
Date : April 11, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Minutes of the Ordinary and Extraordinary General Meetings
Date : April 30, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Minutes of the Board of Directors Meeting
Date : April 30, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

Title: Notice to Stockholders referring to payment of dividends
Date : Published on May 09, 2002 in "Gazeta Mercantil" newspaper
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Disclosure Policy of Relevant Act or Fact
Date : July 25, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Summary of the Minutes of the Board of Directors Meeting
Date : July 25, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Call Notice of the Extraordinary General Meeting of September 03, 2002
Date : August 15, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Minutes of the Extraordinary General Meeting and the Consolidated Bylaws
Date : September 03, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Summary of the Minutes of the Board of Directors Meeting
Date : September 03, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by Cia. Suzano and complement that updated the items 3.2 and 3.3 of the mentioned Offering
Date : Published on August 16 and 20, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Relevant Fact - Communication to the preferred shareholders of Bahia Sul Celulose S.A.
Date : September 10, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

Title: Minutes of the Board of Directors Meeting
Date : September 20, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Notice to Stockholders referring to the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celusose S.A. for Preferred Shares issued by Cia. Suzano
Date :September 23, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Relevant Fact
Date : September 24, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Interim Financial Information
Date :as of September 30, 2002
Entity requiring item: The C.V.M. pursuant to the Capital Markets Law and the internal regulations of the Stock Exchanges..